UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[X ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K

[  ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

11 West 42nd Street.

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

CIT Group Inc. ("CIT" or the “Company") is unable to file its Annual Report on Form 10-K for the period ended December 31, 2015 by the prescribed filing deadline (February 29, 2016) without unreasonable effort and expense, as explained below. The Company expects to complete and file the Form 10-K on or before March 15, 2016.

On August 3, 2015, the Company acquired IMB HoldCo LLC (“IMB”), the parent company of OneWest Bank, National Association, a national bank (“OneWest Bank” or “OWB”), and CIT Bank, a Utah-state chartered bank and a wholly owned subsidiary of CIT, merged with and into OneWest Bank (the “OneWest Transaction”), with OneWest Bank surviving as a wholly owned subsidiary of CIT with the name CIT Bank, National Association (“CIT Bank, N.A.”). The OneWest Transaction added approximately $21.0 billion of assets and $18.4 billion of liabilities to CIT’s Consolidated Balance Sheet, creating a bank with approximately $68 billion in total assets and a branch network with 70 branches in Southern California.

The Company acquired IMB in a purchase business combination and has excluded the acquired entity from the December 31, 2015 evaluation of the effectiveness of internal control over financial reporting and disclosure controls and procedures. However, management has identified a material weakness in the Financial Freedom reverse mortgage servicing business of IMB, which is reported in discontinued operations as of December 31, 2015, related to Home Equity Conversion Mortgages (“HECM”) Interest Curtailment Reserve as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the Company’s financial statements, which will be included in the annual report on Form 10-K, we identified errors in the estimation process of the HECM Interest Curtailment Reserve that resulted in a measurement period adjustment.

In conjunction with the identification of the errors, management determined that a material weakness existed in the acquired business’s internal control over financial reporting related to the HECM Interest Curtailment Reserve.  Specifically, controls are not adequately designed and maintained to ensure the key judgments and assumptions developed from loan file reviews or other historical experience are accurately determined, valid and authorized; the data used in the estimation process is complete and accurate; and the assumptions, judgments, and methodology continue to be appropriate. This control deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

The identification of the control deficiency resulted in adjustments to the calculation of the HECM Interest Curtailment Reserve. After performing analysis of the underlying data and assumptions, the reserve was adjusted to reflect the results of this analysis. Management concluded that the amounts and disclosures within the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and its earnings release issued February 2, 2016 and filed on its Current Report on Form 8-K on February 2, 2016 are not materially misstated.

Subsequent to the acquisition of IMB, management continued to review information relating to events or circumstances existing at the acquisition date. This review resulted in adjustments to the acquisition date valuation amounts, which increased the goodwill balance as previously reported in the Company’s February 2, 2016 earnings release, including with respect to the above material weakness. Subsequent to issuing its earnings release, the Company made additional adjustments, unrelated to the above material weakness, that increased the goodwill balance further to $663 million, including an increase in goodwill of $13 million, an increase in other assets of $8 million, and a decrease in intangible assets of $21 million as of December 31, 2015. There was no change to the Statement of Income since the February 2, 2016 earnings release.

In response to the material weakness described above, the Company is in the process of designing procedures and controls to remediate the material weakness, with oversight from the Board of Directors.  This remediation plan includes the following elements:

1.	Implement a data quality control program.
2.	Enhance controls over documentation of detailed data sources.
3.	Simplify the reserve estimation process and improve governance, controls, and documentation.

Management believes that the new or enhanced controls, when implemented and when tested for a sufficient period of time, will remediate the material weakness described above.   However, the Company cannot provide any assurance that these remediation efforts will be successful.

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As a result of these factors, the Company has been unable to complete its preparation and review of its Form 10-K in time to file it within the prescribed time period without unreasonable effort and expense. A summary of the Company’s financial results is available in its press release attached as Exhibit 99.1 to its Form 8-K filed February 2, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward K. Sperling	973	740-5000
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	|X| Yes |_| No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the OneWest Transaction, the Company experienced a significant change in its results of operations for the year ended December 31, 2015 compared to the year ended December 31, 2014. On February 2, 2016, the Company issued a press release reporting its financial results as of and for the quarter ended December 31, 2015, which was attached as Exhibit 99.1 to the Company’s Form 8-K.

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CIT Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2016	By:	/s/ Edward K. Sperling

	Name: Title:	Edward K. Sperling Executive Vice President & Controller

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